UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Qumu Corporation
(Exact name of registrant as specified in its charter)

Minnesota	000-20728	41-1577970
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7725 Washington Avenue South Minneapolis, Minnesota	55439
(Address of principal executive offices)	(Zip Code)

Peter J. Goepfrich (952) 683-7900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

A copy of the Conflict Minerals Report of Qumu Corporation is attached as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at www.qumu.com/legal/Conflict-Minerals-Report.

Any reference in this Form SD or the attached Conflict Minerals Report to our corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Section 2 – Exhibits

Item 2.01 Exhibit

Exhibit 1.01 Qumu Corporation Conflict Minerals Report for 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUMU CORPORATION

/s/ Peter J. Goepfrich	June 1, 2015
By Peter J. Goepfrich, Chief Financial Officer	Date